United States securities and exchange commission logo





                           December 9, 2020

       Charles R. Brown, II
       Executive Vice President and Chief Financial Officer
       Forterra, Inc.
       511 East John Carpenter Freeway
       6th Floor
       Irving, TX 75062

                                                        Re: Forterra, Inc.
                                                            Form 10-K for the
period ended Decmember 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-37921

       Dear Mr. Brown:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K filed February 27, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018, page 44

   1. We note your narratives disclosing the change in Net Sales and Cost of Goods sold and other captions for the
year ended December 31, 2019. Several of the drivers you discuss appear to offset. For
example, you note that higher average selling prices are offset by lower shipment volumes.
The impacts of material variances in identified components that offset each other
should be separately disclosed, quantified, and discussed rather than netting them. Please
provide us with examples of your intended disclosures based on current financial
results. Refer to FR-72 for additional guidance.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Charles R. Brown, II
Forterra, Inc.
December 9, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameCharles R. Brown, II                    Sincerely,
Comapany NameForterra, Inc.
                                                          Division of
Corporation Finance
December 9, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName